Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Pasqal Inaugurates Italy’s First Neutral-Atom Quantum Computer, Third Pasqal System in Europe

Paris, France - June 11, 2026 - Pasqal, one of the global leaders in neutral-atom quantum computing, today announced the inauguration of Europe’s third Pasqal quantum computer hosted at CINECA, Italy’s largest public supercomputing operator and a member of the Italian Research Center on High Performance Computing (ICSC), Big Data, and Quantum Computing, in Bologna, Italy. The system was unveiled at the DAMA Technopole in Emilia-Romagna during a ribbon-cutting ceremony marking the launch of new high-performance computing (HPC) and quantum computing systems procured by the EuroHPC Joint Undertaking (JU) and co-financed together with the Italy’s Ministry of University and Research through ICSC, including the system delivered by Pasqal. This milestone marks a major step forward in the deployment of Europe’s hybrid HPC and quantum computing infrastructure.

The system is Italy’s first neutral-atom quantum computer. Named SOL, it is a Pasqal Orion quantum processing unity (QPU) featuring 140 qubits. It has been engineered for tight integration with the Leonardo pre-exascale EuroHPC supercomputer — one of the world’s most powerful HPC platforms, ranked 10th on the Top500 list— representing an important step forward in quantum accelerated high-performance computing.

At CINECA, Pasqal deploys its HPC–quantum integration stack exposing the QPU as a native resource within the supercomputing environment, enabling hybrid workflows that combine quantum and classical computing resources through standard HPC scheduling and operational mechanisms. The deployment builds on the open-source Quantum Resource Management Interface (QRMI) and supports integration with leading hybrid quantum-classical software ecosystems including NVIDIA CUDA-Q and Qiskit, the open-source software stack for quantum computing and algorithm research developed by IBM.

The inauguration builds on Pasqal’s growing footprint across Europe, following the successful deployment of quantum processors in France (CEA-TGCC) and Germany (FZJ-JSC) under the EuroHPC JU’s pilot project HPCQS. Together, these systems form the backbone for Europe’s federated hybrid HPC–quantum infrastructure, enabling researchers and enterprises to tackle complex problems in areas such as materials science, optimization, and machine learning.

“The inauguration of this quantum computer marks a major milestone for CINECA and ICSC and for Italy’s role in Europe’s advanced computing ecosystem,” said Sara Marzella, Responsible for Quantum Computing at CINECA. “By integrating Pasqal’s neutral-atom technology with the Leonardo supercomputer, we are enabling a new class of hybrid applications that will empower researchers and industry leaders to address some of the most complex scientific and industrial challenges.”

“This inauguration is further proof of Pasqal’s ability to execute at scale and deliver quantum systems where they matter most,” said Wasiq Bokhari, CEO of Pasqal. “Across Europe and beyond, we are turning quantum computing from a research promise into deployed, operational infrastructure that addresses real-world scientific and industrial challenges.”

“Today’s inauguration shows how Europe continues to turn ambition into capability. With SOL, the new EuroHPC quantum computer and LISA, the AI-upgrade to the world-class Leonardo supercomputer, we are further strengthening our sovereign supercomputing ecosystem and giving European users new tools to innovate across AI, HPC and quantum technologies. This milestone expands opportunities for research, industry and the public sector, while reinforcing Europe’s technological leadership in strategic supercomputing domains.” said Anders Jensen, Executive Director, EuroHPC JU.

The quantum computer was co-funded by the EuroHPC JU and the Italian Ministry of University and Research through the ICSC. It will be operated by CINECA and integrated into a hybrid architecture that allows users to seamlessly offload specialized workloads to the QPU, while relying on Leonardo for classical processing and large-scale data handling.

The inauguration underscores Europe’s shift towards quantum industrialization at scale as envisioned in the 2025 European Quantum Strategy. It also highlights and reinforces Pasqal’s role as a leading provider in rolling out scalable, replicable, and energy-efficient neutral-atom quantum systems. SOL is Pasal’s third EuroHPC-linked neutral-atom system in Europe after Jade and Ruby in Germany and France, which were also integrated to the European HPC-Quantum Computing hybrid infrastructure deployed under Euro-HPC JU’s leadership.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs over 275 people and serves over 25 clients and partners, including Aramco, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

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These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC on May 26, 2026, which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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